UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Golf Trust Of America (Name of Issuer)
Common stock (Title of Class of Securities)
38168B103 (CUSIP Number)
Mark Didovic Odyssey Value Advisors, LLC 601 Montgomery Street San Francisco, CA 94111 415-982-2123 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 29, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 38168B103

1.	Names of Reporting Persons. Odyssey Value Advisors, LLC I.R.S. Identification No. 56-2058405

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 556,500

	8.	Shared Voting Power

	9.	Sole Dispositive Power 556,500

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 556,500

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 7.60%

14.	Type of Reporting Person PN
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Item 1. Security and Issuer Golf Trust of America, INC 10 North Adger's Wharf Charleston, SC 29401

Item 2. Identity and Background.

(a)	Name: William Vlahos, General Partner Odyssey Value Advisors, LLC

(b)	Residence or business address: 601 Montgomery Street, Suite 1112 San Francisco, CA 94111

(c)	Present Principal Occupation or Employment: See above

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

         556,500 Shares of common stock were purchased by Odyssey Value Advisors, LLC for the benefit for the Odyssey Value Partners, LP fund for the total of $990,570.

Item 4. Purpose of Transaction

         We believe the proposed sale of the Innisbrook Resort is not in the best interest of the shareholders and we urge management to explore alternatives which would enable shareholder value to be unlocked. We feel that this sale is the culmination of six years of management receiving usurious compensation while shareholder value has been unnecessarily destroyed.

The Innisbrook is a very special property of over 900 acres which enjoys unique zoning that would be very difficult to replicate. The replacement value of the property would clearly be multiples of the current carrying value. In the most recent 10-k filing the company stated, & #147;We believe the resort is currently positioned to gain back market share that it lost over the last six years.& #148; Only six years ago the property generated $12mm of EBITDA. Mr. Blair was the CEO of the company when it held a $78mm mortgage on the Innisbrook property, but now is willing to sell it for only $35mm. This property is being sold as a distressed property, which it clearly is not. An example of the strength of the market for such properties is Morgan Stanley& #146;s recent purchase of Doral Golf Resort and Spa in Florida.

Since the plan for liquidation was initiated, according to public documents Mr. Blair has received over $8,500,000 in salaries/loans/forgiveness/& #148;bonuses& #148; including over $1.6mm in additional & #147;milestone payments& #148; currently due him. Mr. Peters has received nearly $3mm in compensation over the same time period. While management has been usuriously enriching themselves, shareholders have suffered greatly. During the same time period the stock has fallen over 80% while management has paid themselves over 40% of the current market cap. Among the compensation received, was the forgiveness of debts totaling nearly $3mm at the time and new loans of $1.6mm. This was later & #147;repaid& #148; with the stock valued at $8, despite the fact that the stock was only trading at $2.25 at the time. Because of the small amount of shares outstanding even $1mm that is not used / allocated productively is a disservice to the shareholders

Historically these & #147;milestone& #148; payments, along with the other lines of management compensation have been established so that management benefits, regardless of how the company performs or how much value is created for shareholders. The Board of Directors are equally culpable for & #147;rubber stamping& #148; these activities with no regard for their fiduciary responsibilities. Clearly, this needs to now change, as shareholders have been presented with a transaction which we feel is woefully inadequate. We can& #146;t understand why Mr. Blair is now entitled to an additional reward of $1.6mm for doing nothing but destroying shareholder value; now culminating in a fire sale of a valuable asset which does nothing for shareholders except trigger a final payment to Mr. Blair. Since Mr. Blair owns less than .5% of the common stock, his interests are not aligned with the shareholders he is supposed to be working on the behalf of. But Mr. Blair still has a fiduciary responsibility to shareholders.

We fully expect management to provide shareholders with a more attractive alternative than the one proposed, including either a more economically viable sale or a possible strategic partnership.

We suspect that most shareholders will agree with our sentiments and we call upon them to voice their concerns as well directly to management.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
The reporting person may acquire further shares depending on market conditions and price.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
See above paragraphs.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
See above paragraphs.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
We are currently examining our alternatives.
(e) Any material change in the present capitalization or dividend policy of the issuer;
Not presently.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Not applicable.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not presently.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

No
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
No
(j) Any action similar to any of those enumerated above.
No

Item 5. Interest in Securities of the Issuer.

(a)	The reporting entity owns 556,500 shares of common stock for $990,570.

(b)	556,500 voting shares.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
06/2007	195,100	$2.43

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2007
William Vlahos
By:	/s/ William Vlahos William Vlahos
Title:	Managing Partner

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